[SASM&F LETTERHEAD]

February 23, 2010

EDGAR TRANSMISSION AND FAX

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Ms. Mellissa Campbell Duru

Dear Ms. Duru:

On behalf of SkyTerra Communications, Inc. (“SkyTerra” or the “Company”), set forth below are responses to the comments of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter, received by telecopy on February 19, 2010 (the “Comment Letter”) relating to the revised draft of the Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) and to Amendment No. 5 to the Transaction Statement on Schedule 13E-3 (the “Revised Schedule 13E-3”), in each case, filed by the Company on February 16, 2010. The responses are based on information provided to us by the Company, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., Sol Private Corp., Harbinger Capital Partners Special Situations GP, L.L.C., Harbinger Capital Partners LLC, Harbinger Holdings, LLC and Philip A. Falcone (the latter seven entities being referred to herein as the “Harbinger Filing Persons”). We represent the Company. To the extent any response relate to information concerning the Harbinger Filing Persons, such response is included in this letter based on information provided to the Company and us by such other entities or their respective representatives. Capitalized terms used herein and

Ms. Mellissa Campbell Duru

February 23, 2010

otherwise not defined herein shall have the meanings assigned to such terms in the Revised Proxy Statement.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below. References in this letter to page numbers and section headings refer to page numbers and section headings in the Revised Proxy Statement and Revised Schedule 13E-3, in each case, as filed via EDGAR submission on February 16, 2010.

It is our hope that, following the resolution of the matters addressed herein, all responsive material will have been provided and that the Company would be in a position to complete, and mail, a definitive proxy statement.

General

1.	Please refer to Instruction 2(b) of Item 14 of Schedule 14A. Financial statements of the type specified therein are considered material in the context of going private transaction. Please refer also to the requirements set forth for the age of financial statements at the time of mailing of the proxy statement as specified in Item 3-01(c) and (d) of Regulation S-X. Please revise and update your disclosure accordingly or advise.

We would like to confirm, based on our oral communications of this morning, that the Staff would have no further comments and that we would be free to mail the Revised Proxy Statement in definitive form upon the filing of SkyTerra’s Form 10-K for the fiscal year ending December 31, 2009, if such Form 10-K is attached as an exhibit or appendix to the Revised Proxy Statement.

If the above meets the approval of the Staff, we propose to withdraw our informal request made in our letter of February 22, 2010 for waiver under Regulation S-X and move expeditiously to complete the Form 10-K and attach it to the Proxy Statement.

SkyTerra understands and confirms that any definitive Proxy Statement/Schedule 13E-3 will be disseminated in accordance with the 20 day dissemination requirement of Rule 13e-3(f)(1).

Ms. Mellissa Campbell Duru

February 23, 2010

2.	We refer to revised text appearing under this heading. Please further clarify the filing parties’ plans with respect to SkyTerra post merger and in the event the merger is not approved. Your disclosure states that there are no plans to use SkyTerra to pursue a possible acquisition of Inmarsat using the MCSA. Clarify however, whether there are any plans the filing parties have to use SkyTerra to effect transactions to acquire or enter into joint ventures with Inmarsat outside of the terms of the MCSA (i.e., plans which involve SkyTerra that would be done pursuant to the new agreements executed amongst the parties.) We note for example in the July 13, 2009 UBS materials filed, reference to the use of a special purpose vehicle containing SkyTerra to take Inmarsat private. Please revise or advise.

We note the Staff’s reference to the July 13, 2009 UBS materials filed – specifically, to the alternative of utilizing a special purpose vehicle containing SkyTerra to take Inmarsat private. The suggestion was simply UBS’s proposal as of that date. Since the date of the UBS materials, the suggestion was never considered as a possible alternative by the Harbinger Filing Persons. As such, the following language is proposed to be included in the proxy statement in the second paragraph under the “Plans for SkyTerra After the Merger” section on page 48 of the proxy statement, as filed on February 16, 2010:

“The Harbinger Filing Persons have no plans to utilize SkyTerra to effect transactions to acquire, or enter into joint ventures with, Inmarsat, pursuant to the MCSA or otherwise.”

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The undersigned, on behalf of the Company and the Harbinger Filing Persons (collectively, the “Filing Persons”) hereby acknowledges that: (i) the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Ms. Mellissa Campbell Duru

February 23, 2010

Very truly yours,

/s/ Thomas H. Kennedy
Thomas H. Kennedy